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03029538

FILE No. 82-5023

August 14, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1. May 27, 2003 — (Amendment) Notice of Partial Amendment to Consolidated/Non-Consolidated Financial Summary - For the Fiscal Year Ended March 31, 2003-
2. June 12, 2003 — Notice of the 25th Ordinary General Meeting of Shareholders
3. June 27, 2003 — Notice of Resolutions of the 25th Ordinary General Meeting of Shareholders

Yours truly,

Tadashi Ishii

Encls.
cc: Sanix Incorporated

FILE NO. 82-5023

(Translation)

May 27, 2003

Name of listed company: SANIX INCORPORATED

Title and name of representative: Shin-ichi Munemasa, President and Representative Director

(Code No.: 4651 First section of the Tokyo Stock Exchange, First section of the Osaka Securities Exchange, and the Fukuoka Stock Exchange)

(Amendment) Notice of Partial Amendment to Consolidated/Non-Consolidated Financial Summary -For the Fiscal Year Ended March 31, 2003-

Notice is hereby given that the financial summary of Sanix Incorporated (the "Company") for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003), which was publicized on May 14, 2003, is amended as described below:

Description

(Parts to be amendmented)

[Consolidated Financial Summary - For the Fiscal Year Ended March 31, 2003 -]

1. Consolidated Financial Highlights for the Year ended March 31, 2003 (April 1, 2002 to March 31, 2003)

(1) Consolidated Operating Results

	Before amendment	After amendment
Net Income per Share	(¥85.88)	(¥85.89)

[Non-Consolidated Financial Summary - For the Fiscal Year Ended March 31, 2003 -]

1. Non-Consolidated Financial Highlights for the Year ended March 31, 2003 (April 1, 2002 to March 31, 2003)

(1) Non-Consolidated Operating Results

	Before amendment	After amendment
Net Income per Share	(¥91.83)	(¥87.01)

(3) Non-Consolidated Financial Position

	Before amendment	After amendment
Shareholders' Equity per Share	¥971.02	¥971.03

- End -

[For more information, please contact]
Yoshiyuki Maeda, Managing Director
Sanix Incorporated
Tel: +81-92-436-8870 (key)

FILE No. 82-5023

(Excerpt translation)

June 12, 2003

To the Shareholders:

NOTICE OF THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 25th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form, indicating your approval or disapproval of the propositions and affixing your seal thereto.

Yours very truly,

Shin-ichi Munemasa,
President and Representative Director

SANIX INCORPORATED

1-23, Hakata-eki-higashi 2-chome,
Hakata-ku, Fukuoka-shi

Description

1. Date and hour:

   June 27 (Friday), 2003, 10:00 a.m.

2. Place:

   8F Conference Room, Sanix Hakata Building,
   1-23, Hakata-eki-higashi 2-chome, Hakata-ku, Fukuoka-shi

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report of the business report, balance sheet and statement of income for the 25th business year (from April 1, 2002 to March 31, 2003).

   Matters to be resolved:

   Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 25th business year

   Proposition No. 2: Acquisition by the Company of its own shares

   The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS " below.

   Proposition No. 3: Amendment to the Articles of Incorporation

   The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

   Proposition No. 4: Election of 11 Directors

   Proposition No. 5: Election of four Statutory Auditors

   Proposition No. 6: Granting of retirement gratuities to the retiring Director

   Proposition No. 7: Issuance of new share subscription rights as stock options

   The outline of the proposition is as set forth in the "INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS" below.

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2002 to March 31, 2003)

1. Overview of business activities:

(1) Developments and results of business activities:

During the business year under review, the Japanese economy scarcely registered tones of recovery as the capital investment and income environments worsened while adjustments to surplus employment and excessive debts were under way. Thus, the economy remained highly uncertain.

The business climate surrounding the pest control and sanitation service industry remained favorable as consumers surely have become savvier about the need of maintenance of their houses, buildings and condominiums to extend the lives thereof. However, some pernicious business practices fraudulently using free inspection were reported about in the media and the image of the industry was damaged.

In this situation, the Company got back to the basics of seeking customer-oriented marketing and has exerted its efforts to strengthen its capabilities to cultivate a new market, whereby developing each and every potential need for pest control and sanitation. In the Environmental Resources Development Division, to complete a recycling power generation system by burning waste plastic as a sole fuel, the Company has continued trial operation of its Tomakomai Electric Power Plant and its efforts to establish a fuel supply system.

Sales by division are set forth below:

In the Home Sanitation Division, while the image of the industry was damaged, the Company, as a leading company in the industry, placed top priority on customer creed and customer satisfaction and exerted its vigorous efforts to become a truly reliable business. Additionally, the Company fundamentally reviewed its marketing stance of relying on its existing customers, which has been a noticeable trend in recent years, and allowed its sales force to focus on developing new customers without overlapping with existing customer management, whereby establishing a more customer-oriented system. However, sales of its "House Reinforcement Systems," which had increased substantially through heavy dependence on its existing customers, were hurt greatly and sales of "termite prevention and extermination services" and "under-floor ventilation systems," which were expected to increase by focusing on targeting new customers, were slow. As a result, sales in this division amounted to ¥34,708 million, a 23.6% decrease from the previous business year. In the Establishment Sanitation Division, sales remained strong in general. However, the Company received few large orders. Consequently, sales in this division amounted to

¥8,085 million, a 0.1% decrease. In the Environmental Resources Development Division, orders for its organic waste water processing increased substantially. Additionally, in its plastic resources development business, the capacity operating rates of its existing plants increased and its new plants commenced operations. As a result, sales in this division amounted to ¥7,496 million, a 32.1% increase.

As a result, net sales for the business year under review amounted to ¥50,289 million, a 15.0% decrease from the previous business year. With regard to profit, sales in the Home Sanitation Division with a high marginal income ratio decreased substantially and the Company accounted for a reserve for recycling expenses relating to waste plastic to be used as fuels in preparation for a full-fledged operation of a recycling electric power plant in the next business year in the Environmental Resources Development Division. Consequently, ordinary loss and net loss amounted to ¥2,692 million and ¥3,507 million, respectively.

Net sales by division are set forth below:

Business Division	24th business year (from April 1, 2001 to March 31, 2002)		25h business year (current year) (from April 1, 2002 to March 31, 2003)		Increase or decrease from the previous business year	
	Amount (thousand yen)	Composition ratio (%)	Amount (thousand yen)	Composition ratio (%)	Amount of Increase or decrease (thousand yen)	Increase/decrease ratio (%)
Home Sanitation	45,409,632	76.7	34,708,317	69.0	(-) 10,701,315	(-) 23.6
Establishment Sanitation	8,094,278	13.7	8,085,061	16.1	(-) 9,216	(-) 0.1
Environmental Resources Development	5,676,727	9.6	7,496,280	14.9	1,819,552	32.1
Total	59,180,638	100.0	50,289,659	100.0	(-) 8,890,979	(-) 15.0

(2) State of capital investment and state of fund procurement:

(i) State of capital investment:

Capital investment made during the business year under review totaled ¥7,116 million and was principally used for the following:

Investment relating to new plants for the Environmental Resources Development Business:

(completed)	Plants for developing plastic resources (Niigata-shi and Adachi-gun, Fukushima prefecture)	¥1,535 million
(under construction)	Tomakomai Electric Power Plant (Tomakomai-shi)	¥4,520 million

(ii) State of fund procurement:

All funds required for the foregoing capital investment were covered by loans.

(3) Future challenges:

In the Japanese economy, the employment and income environments are expected to remain severe and private spending will possibly remain slow. Companies will be further forced to reduce cost. Under these circumstances, the Company will continue its efforts to become a business with high customer approval rating and also develop new customers to improve business performance. In the Home Sanitation Division, the Company started to deploy offices in the Kanto area in 2002 and intends to increase offices according to the circumstances in the future. The Company will also exert its efforts to rationalize operations, reduce cost and improve profitability. In the Environmental Resources Development Division, the Company will put on track the recycling electric power system expected to operate on a full scale in the next business year and thus move the division as a whole to the black promptly.

The Company cordially seeks the continued support and guidance of the shareholders.

(4) Recent business performance and assets:

(thousand yen, unless otherwise indicated)

	Business year			
Item	22nd (from April 1, 1999 to March 31, 2000)	23rd (from April 1, 2000 to March 31, 2001)	24th (from April 1, 2001 to March 31, 2002)	25th (current year) (from April 1, 2002 to March 31, 2003)
Net sales	43,568,765	54,411,737	59,180,638	50,289,659
Ordinary income	5,866,810	7,264,700	7,766,626	(-) 2,692,101
Net income	3,485,350	3,115,711	4,034,631	(-) 3,507,765
Net income per share (yen)	135.06	76.17	98.59	(-) 87.01
Total assets	50,219,462	55,546,255	60,041,188	60,319,741
Net assets	39,206,432	41,540,374	44,647,679	38,566,862

(Notes) (Translation omitted)

2. Outline of the Company (as of March 31, 2003)

(1) Major businesses:

The Company's principal objective is to provide pest control and sanitation services. The Company operates its business through three principal divisions: Home Sanitation Business Division which mainly provides pest control and sanitation installation services for the home; Establishment Sanitation Business Division which mainly provides pest control and sanitation installation services for companies and other institutions; and Environmental Resources Development Business Division which mainly engages in disposal of industrial wastes. The main businesses by division are set forth below:

Business Division	Main businesses
Home Sanitation	House reinforcement system installation services for the home, termite prevention and extermination services and other pest control and sanitation services for the home, underfloor and under-the-roof ventilation system installation services and humidity absorbing materials installation and treatment services.
Establishment Sanitation	Pest prevention and extermination services and other pest control and sanitation services for offices, water supply maintenance system installation services and other services for offices and buildings.
Environmental Resources Development	Reduction in volume and detoxication of industrial waste, reduction in volume and use as fuel of waste plastic and reduction in volume, detoxication and recycling of organic waste water.

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 163,500,000 shares

2) Total number of issued shares: 40,920,752 shares

3) Number of shareholders: 17,135 persons (an increase of 2,108 persons from the previous business year)

4) Number of shares to constitute one unit: 100 shares

5) Acquisition, disposition and possession by the Company of its own shares

1. Acquisition of shares:

- Acquisition shares in accordance with the resolution of the Ordinary General Meeting of Shareholders as provided for in Article 210, paragraph 1 of the Commercial Code of Japan:

Shares of common stock	1,200,000 shares
Total acquisition prices	¥1,598,083,900

- Acquisition shares by purchase of less-than-one-unit shares:

Shares of common stock	1,875 shares
Total acquisition prices	¥2,823,970

2. Disposition of shares

   None.

3. Shares held as of March 31, 2003

Shares of common stock	1,203,134 shares

6) Principal shareholders:

Name	Shares in the Company held by them		Shares in them held by the Company	
	(shares)	Ratio of voting rights (%)	(shares)	Ratio of voting rights (%)
Bion Co., Ltd.	8,653,015	21.9	-	-
Shin-ichi Munemasa	6,225,609	15.8	-	-
Sanix Employee Stockholders Association	1,814,003	4.6	-	-
Hiroshi Munemasa	1,693,500	4.3	-	-
Munemasa Shuzo Co., Ltd.	1,350,000	3.4	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	1,185,200	3.0	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	1,071,350	2.7	-	-
Mitsui Asset Management Company, Limited (Trust account)	918,500	2.3	-	-
UFJ Trust Bank Limited	603,900	1.5	-	-
The Nishi-Nippon Bank, Ltd.	536,250	1.4	223,540	0.0

(Notes) (Translation omitted)

(4) State of employees:

Number of employees	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
3,786	- 258	33.7	4.2

(Notes) (Translation omitted)

(5) State of major business affiliations:

(i) State of major subsidiaries:

Name of Company	Capital stock	Shareholding ratio (%)	Principal businesses
Sunaim Incorporated	¥20,000 thousand	100.0	Manufacture and sale of pharmaceuticals and quasi-pharmaceuticals and lease of vehicles.
Energy Development Institute Co., Ltd.	¥50,000 thousand	100.0	Sale of byproducts from wastes, including fuels and fuel additives.
Sanix Energy Incorporated	¥350,000 thousand	100.0	Power generation by use of plastic fuels and sale of electricity

(Notes) (Translation omitted)

(ii) Results of business affiliations:

Net sales and net loss on a consolidated basis for the business year under review amounted to ¥50,357 million (down ¥8,902 million from the previous business year) and ¥3,462 million (net income for the previous business year was ¥4,005 million), respectively.

(6) Principal lenders:

Lenders	Balance of borrowings	Number of shares of the Company's common stock held	
	(million yen)	(shares)	Ratio of voting rights (%)
The Nishi-Nippon Bank, Ltd.	3,907	536,250	1.4
The Bank of Tokyo-Mitsubishi, Ltd.	2,415	-	-
Mizuho Corporate Bank, Ltd.	2,125	116,600	0.3
The Shinwa Bank, Ltd.	2,000	351,000	0.9
Sumitomo Mitsui Banking Corporation	1,000	-	-

(7) Directors and Statutory Auditors:

Title	Name
President (Representative Director)	Shin-ichi Munemasa
Managing Director	Iwao Yanai
Managing Director	Masayoshi Tatsukawa
Managing Director	Kazunobu Zaitsu
Managing Director	Yoshiyuki Maeda
Managing Director	Kozo Inoue
Managing Director	Koji Umeda
Director	Keiji Murakami
Director	Kazuhiko Furukawa
Director	Shigeaki Shigeta
Director	Seiichi Marumoto
Director	Yoshikazu Ikegaki
(Full-time) Statutory Auditor	Masayoshi Fukuzawa
(Full-time) Statutory Auditor	Shigeo Oba
Statutory Auditor	Genichiro Yasui
Statutory Auditor	Takao Komori

(Notes) (Translation omitted)

(8) Material matters relating to the state of Company which occurred subsequent to the closing of accounts:

None.

BALANCE SHEET

(As of March 31, 2003)

ASSETS (thousand yen)

Current assets:	8,634,616
Cash on hand and in banks	2,022,123
Trade notes receivable	122,405
Trade accounts receivable	3,261,189
Merchandise	49,934
Semi-finished goods	300,982
Raw materials	788,845
Supplies	118,541
Prepaid expenses	121,977
Deferred tax assets	845,378
Other accounts receivable	111,503
Corporate tax refunds receivable	407,402
Consumption tax refunds receivable	443,284
Other current assets	86,047
Allowance for doubtful accounts	(45,000)
Fixed assets:	51,685,125
Tangible fixed assets:	46,273,525
Buildings	7,667,488
Structures	2,083,805
Machinery and equipment	8,937,480
Vehicles and transportation equipment	3,016
Tools, furniture and fixtures	239,450
Land	16,754,517
Construction in progress	10,587,767
Intangible fixed assets:	78,631
Telephone subscription rights	71,998
Others	6,633
Investment and other assets:	5,332,967
Investment securities	1,438,155
Investment in subsidiaries' stock	420,000
Investment in capital	1,870
Long-term prepaid expenses	120,467
Deferred tax assets	1,111,626
Deposit and guaranty	2,009,395
Membership rights	246,336
Others	449,974
Allowance for doubtful accounts	(464,858)
TOTAL ASSETS	60,319,741

LIABILITIES

Current liabilities:	17,078,322
Trade notes payable	195,249
Trade accounts payable	516,746
Short-term loans	8,500,000
Current maturities of long-term loans	1,142,620
Other accounts payable	2,840,858
Accrued expenses	1,569,154
Accrued business facility taxes	24,767
Advance received	60,079
Deposits received	206,379
Unearned income	28,314
Accrued bonuses	526,000
Reserve for recycling expenses	1,468,152
Long-term liabilities:	4,674,557
Long-term loans payable	2,259,190
Long-term accounts payable	540,000
Leasehold deposits received	190,559
Reserve for employee retirement benefits	1,684,807
TOTAL LIABILITIES	21,752,879

SHAREHOLDERS' EQUITY

Capital:	12,533,820
Additional paid-in capital:	15,853,954
Capital reserve	15,853,954
Retained earnings:	11,857,868
Earned surplus reserve	395,279
Reserve for special depreciation	428,464
General reserve	12,700,000
Undisposed loss for the year	1,665,875
(Net loss for the year	3,507,765)
Revaluation difference of stocks:	(71,793)
Revaluation difference of other marketable securities	(71,793)
Treasury stock:	(1,606,987)
Treasury stock	(1,606,987)
TOTAL SHAREHOLDERS' EQUITY	38,566,862
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	60,319,741

(Note) The figures are given by disregarding fractions of a thousand yen.

STATEMENT OF INCOME

(For the period from April 1, 2002 to March 31, 2003)

(thousand yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating revenue		
Net sales		50,289,659
Operating expenses		
Cost of sales	22,268,234	
Selling, general and administrative expenses	30,947,843	53,216,078
Operating loss		**2,926,419**
Non-operating income and expenses:		
Non-operating income		
Interest received	9,434	
Interest on securities	11,954	
Dividends received	45,396	
House rent	283,490	
Others	108,089	458,365
Non-operating expenses		
Interest paid	66,764	
Commissions paid	7,203	
Rental expense	141,426	
Others	8,652	224,047
Ordinary loss		**2,692,101**
Extraordinary income and losses		
Extraordinary income:		
Gain on sale of fixed assets	67,701	
Gain on acquisition of securities by gift	11,396	79,097
Extraordinary losses:		
Loss on retirement of fixed assets	12,744	
Loss on termination of lease agreements	10,930	
Loss on sale of fixed assets	65,061	
Loss on nonrecurring depreciation	26,363	
Amount transferred to allowance for doubtful accounts	76,316	
Revaluation loss of investment securities	217,398	
Revaluation loss of membership rights	2,460	

Retirement gratuities for officers	14,800	
Amount transferred to reserve for recycling expenses	840,598	1,266,673
Loss before tax for the year		**3,879,677**
Corporate, inhabitant and enterprise taxes	145,000	
Interperiod tax allocation	(516,912)	(371,912)
Net loss for the year		**3,507,765**
Unappropriated retained earnings brought forward from the previous year		2,246,077
Interim dividends		404,188
Undisposed loss for the year		**1,665,875**

(Note) The figures are given by disregarding fractions of a thousand yen.

1. Significant accounting policies:

(1) Methods and basis for evaluation of marketable securities:

(i) Investment in subsidiaries' stock: At cost, determined by the moving average method.

(ii) Other marketable securities:

Securities with market value:
At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.).

Securities without market value:
At cost, determined by the moving average method.

(2) Basis and methods for evaluation of inventories:

(i) Merchandise, semi-finished goods and raw materials:
At cost, determined by the moving average method.

(ii) Supplies:
At cost, determined by the last cost method.

(3) Method of depreciation of fixed assets:

(i) Tangible fixed assets: By the declining-balance method.

(ii) Intangible fixed assets: By the straight line method.

However, depreciation of software for use by the Company is made by the straight line method based on the useful life (five years) within the Company.

(iii) Long-term prepaid expenses: By the straight line method.

However, the total royalties on the know-how of methods relating to the fixing of metal fittings for house reinforcement are depreciated by the straight line method for the estimated shortest period (three years) during which it will contribute to earnings.

(4) Method of treatment of deferred assets:

Development expenses is all treated as expenses upon payment thereof.

(5) Basis for providing allowances:

(i) Allowance for doubtful accounts:

To provide for losses on doubtful accounts outstanding as of the end of the business year, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits and claims.

(ii) Accrued bonuses:

To provide for the payment of bonuses to employees, an amount is set aside based on an anticipated amount.

(iii) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve estimated to have accrued as of the end of the business year, based on estimated retirement benefit obligations and the estimated amount of plan assets as of the end of the business year.

Any actuarial difference accruing for any business year is treated as expenses in a lump sum for the next following business year.

(iv) Reserve for recycling expenses:

To provide for expenses relating to conveyance and storage of waste plastic recyclable as fuels stored as of the end of the business year, the Company sets aside an amount estimated to accrue in the future.

The reserve is as stipulated in Article 287-2 of the Commercial Code of Japan.

(6) Method of treatment of lease transactions:

Finance lease transactions, other than those in which ownership of leased property is deemed to pass to its lessee, are treated similarly to the manner in which ordinary lease transactions are treated.

(7) Other matter important for the shareholders' reference:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

2. Changes of accounting policies

(1) Standard for accounting for reserves:

Expenses relating to conveyance and storage of waste plastic recyclable as fuels used to be treated as expenses on a case-by-case basis whenever such expenses were

incurred. However, effective from the business year under review, the Company sets aside an amount in respect of waste plastic recyclable as fuels stored as of the end of each business year estimated to accrue in the future as a reserve for recycling expenses.

As a result, in comparison with the previous method, operating loss and ordinary loss increased by ¥627,554 thousand, respectively and loss before tax for the year increased by ¥1,468, 152 thousand.

(2) Accounting standard for treasury stock and reduction of legal reserves:

Effective from the business year under review, the "Accounting Standard for Treasury Stock and Reduction of Legal Reserves" (Accounting Standard No.1 dated February 21, 2002, Accounting Standards Board of Japan) is applicable. The application of the standard has no significant effect on the statement of income.

(3) Accounting standards for earnings per share, etc.:

Effective from the business year under review, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2 dated September 25, 2002, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4 dated September 25, 2002, Accounting Standards Board of Japan) are applicable. The application of the standards has no effect.

3. Notes to the Balance Sheet

(1) Short-term money loans to subsidiaries ¥2,602 thousand

Short-term money loans from subsidiaries ¥576,198 thousand

(2) Accumulated depreciation of tangible fixed assets: ¥9,144,224 thousand

(3) Assets provided as collateral:

Buildings	¥1,202,569 thousand
Structures	¥99,900 thousand
Machinery and equipment	¥689,268 thousand
Tools, furniture and fixtures	¥4,912 thousand
Land	¥3,003,404 thousand

(4) Guarantee obligations: ¥1,500,000 thousand

(5) The Company uses cars for marketing activities and other vehicles, all computers and part of office equipment under lease agreements, in addition to the fixed assets reported in the balance sheet.

(6) Net loss per share: ¥87.01

The bases for calculating net loss per share are as follows:

Net loss for the year on the statement of income:	¥3,507,765,252
Net loss for the year relating to shares of common stock:	¥3,507,765,252
Average of the total number of shares of common stock issued and outstanding during the business year:	40,312,865 shares

4. Notes to the Statement of Income

(1) Volume of transactions with subsidiaries:

Sales amount:	¥775 thousand
Purchase amount:	¥1,745,736 thousand
Other operating expenses	¥2,185,696 thousand
Amount of transactions other than trading:	¥21,304 thousand

5. Reserve for employee retirement benefits

(1) Matters concerning retirement benefit obligations (as of March 31, 2003)

		(thousand yen)
1.	Retirement benefit obligations	(2,556,990)
2.	Plan assets	848,593
3.	Unrecognized difference upon restatement of the accounts	-
4.	Unrecognized past service liability	-
5.	Unrecognized actuarial differences	23,589
6.	Reserve for employee retirement benefits	(1,684,807)

(2) Matters concerning the basis for calculating retirement benefit obligations, etc.

1.	Discount rate	1.5%
2.	Rate of expected investment yields	1.5%
3.	Method of periodic allocation of estimated amounts of retirement benefits	Periodic flat-rate formula

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Undisposed loss for the year:	1,665,875,783
Reversal of general reserve:	3,700,000,000
Reversal of reserve for special depreciation	77,329,594
Total:	2,111,453,811
To be appropriated as follows:	
Dividends ¥10 per share	397,176,180
Reserve for special depreciation	14,773,845
Unappropriated retained earnings carried forward	1,699,503,786

(Note) As of December 13, 2002, interim dividends were paid in the amount of ¥404,188,280 (¥10 per share).

Copy of Account Auditors' Audit Report

INDEPENDENT ACCOUNT AUDITORS' AUDIT REPORT

May 10, 2003

To the Board of Directors
SANIX INCORPORATED

CHUOAOYAMA AUDIT CORPORATION

By Kazuko Fujita (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hiroshi Aono (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting), proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 25th business year of SANIX INCORPORATED (the "Company") covering the period from April 1, 2002 to March 31, 2003. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts of the Company and its subsidiaries. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That as described in "(1) standard for accounting for reserves" of the "changes of accounting policies," the Company, which used to treat expenses relating to conveyance and storage of waste plastic recyclable as fuels as expenses on a case-by-case basis whenever such expenses were incurred, has changed the accounting standard to account for an amount in respect of waste plastic recyclable as fuels stored as of the end of each business year estimated to accrue in the future as a reserve for recycling expenses, effective from the business year under review and that the change is proper as it has been made to match such expenses with income from disposal of industrial wastes as the activities plan of the Tomakomai Electric Power Plant that will start full-fledged operations in the next business year has been made clear and consequently, reasonable estimation of the expenses relating to conveyance and storage of waste plastic recyclable as fuels to accrue in the future has become possible;

(3) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(4) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(5) That with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report

May 13, 2003

AUDIT REPORT

Mr. Shin-ichi Munemasa,
President and Representative Director
SANIX INCORPORATED

The Board of Statutory Auditors
SANIX INCORPORATED

Masayoshi Fukuzawa (seal)
(Full-time) Statutory Auditor

Shigeo Oba (seal)
(Full-time) Statutory Auditor

Genichiro Yasui (seal)
Statutory Auditor

Takao Komori (seal)
Statutory Auditor

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 25th business year from April 1, 2002 to March 31, 2003, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, whenever necessary, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, CHUOAOYAMA AUDIT CORPORATION, are proper;

(2) That the business report presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements present fairly the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

(Note) Statutory Auditor Genichiro Yasui and Statutory Auditor Takao Komori are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

    394,335 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 25th business year

The proposed appropriation of retained earnings is as set forth on page 19 hereof.

With regard to dividends for the business year under review, although the Company made a loss, management proposes to pay a dividend of ¥10 per share, the same for the previous business year, by reversing part of general reserve.

The annual dividend per share will total ¥20, including the interim dividend of ¥10 per share.

Management, seriously reflecting on the disappointing business results, declines to receive bonuses for officers.

Proposition No. 2: Acquisition by the Company of its own shares

To be able to carry out capital policies with agility in response to changes in the operating conditions, management hereby proposes that the Company fix a limit to authorize it to acquire its shares of common stock, not exceeding 1,000,000 shares, for the aggregate acquisition prices not exceeding ¥1 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 3: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) In preparation for the diversification of operations and the penetration into new business areas in the future, management hereby proposes to make additions and amendment to the objectives set forth in Article 2 of the existing Articles of Incorporation, as well as change the numbering and wording thereof.

(2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, which creates a system of additional purchases of less-than-one-unit shares and a system to invalidate share certificates and authorizes a company to lower the quorum for adopting a special resolution at a general meeting of shareholders, it is hereby proposed that required

amendment be made to Article 8 (Share Handling Regulations) and Article 9 (Transfer agent) of the existing Articles of Incorporation and that a new Article 8 be established to provide for additional purchases of less-than-one-unit shares and a required addition be made to Article 14, paragraph 2 to provide for the quorum for adopting a special resolution at a General Meeting of Shareholders.

(3) Additionally, in accordance with the amendment to and deletion of the provisions as proposed herein, management hereby proposes to change the numbering and wording of the Articles.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows (only the Articles subjected to amendment are described):

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
Article 1. (Description omitted)	Article 1. (Same as existing)
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. The objectives of the Company shall be to engage in the following businesses:
(1) Work and the manufacture and sale of machinery and equipment relating to exterminating insects and poisoning rats, as well as sanitary management and improvement;	(1) Work and the manufacture and sale of machinery and equipment relating to exterminating insects and poisoning rats, as well as sanitary management and improvement;
(2) Maintenance and work relating to pest control, preservation against decay and moisture-proofing, of buildings and timber;	(2) Maintenance and work relating to pest control, preservation against decay and moisture-proofing, of buildings and timber;
(3) Manufacture and sale of moisture-repellant materials and moisture-repellant machinery and equipment;	(3) Manufacture and sale of moisture-repellant materials and moisture-repellant machinery and equipment;

Existing Articles of Incorporation	Proposed amendment
(4) Manufacture and sale of pharmaceuticals, quasi-pharmaceuticals, deadly poisons, intoxicants and agricultural chemicals;	(4) (Same as existing)
(5) Restaurant business;	(To be moved to item (27))
(To be moved from item (11))	(5) Manufacture, sale and research of various kinds of solar-powered systems and air-conditioning machinery and equipment;
(To be newly established)	(6) Sale and purchase of secondhand articles and sales of secondhand articles on consignment;
(6) Repair, addition and betterment of houses and all other services relating thereto;	(To be deleted)
(7) Sale, purchase, lease and management of real estate;	(To be moved to item (22))
(To be moved from item (9))	(7) Civil engineering business, architectural work business, carpentry business, plastering business, scaffolding and earthwork business, masonry business, roofing business, electric engineering business, pipe engineering business, tile, brick and concrete-block work business, steel structure work business, steel reinforcing business, paving work business, dredging business, plate work business, glazing work business, painting work business, waterproofing work business, interior finishing business, machinery and equipment installation work business, heat insulation work business, telecommunications work business, landscape gardening business, well sinking business, fittings work business, running

Existing Articles of Incorporation	Proposed amendment
	water work business, fire prevention equipment installation business, garbage disposal facilities installation business, and the design, execution and supervision relating thereto;
(8) Design, execution and supervision of construction works;	(To be deleted)
(To be newly established)	(8) Businesses of collection, conveyance, intermediate treatment, recycling and final treatment of industrial wastes and businesses of collection, conveyance, intermediate treatment, recycling and final treatment of general wastes on consignment;
(9) Civil engineering business, architectural work business, carpentry business, plastering business, scaffolding and earthwork business, masonry business, roofing business, electric engineering business, pipe engineering business, tile, brick and concrete-block work business, steel structure work business, steel reinforcing business, paving work business, dredging business, plate work business, glazing work business, painting work business, waterproofing work business, interior finishing business, machinery and equipment installation work business, heat insulation work business, telecommunications work business, landscape gardening business, well sinking business, fittings work business, running water work business, fire prevention equipment installation business, garbage disposal facilities installation business, and the design, execution and	(To be moved to item (7))

Existing Articles of Incorporation	Proposed amendment
supervision relating thereto;	
(To be newly established)	(9) Export and import of plastics raw materials, rubber raw materials, textile raw materials, ferrous and nonferrous raw materials and paper-making raw materials;
(To be newly established)	(10) Export and import of plastic products, rubber products, textile products, ferrous and nonferrous products and paper products;
(To be newly established)	(11) Manufacture, sale, export and import of air- and water-related environment-conscious products;
(To be newly established)	(12) Manufacture and sale of heat insulating materials;
(10) Design, execution, manufacture and sale of water treatment equipment in general;	(13) Design, execution, manufacture and sale of water treatment equipment in general;
(11) Manufacture, sale and research of various kinds of solar-powered systems and air-conditioning machinery and equipment;	(To be moved to item (5))
(To be moved from item (20))	(14) Electricity supply business, gas supply business and heat supply business under the Heat Supply Business Law;
(To be newly established)	(15) Planning and consulting business in connection with plant construction relating to electricity supply business, gas supply business and heat supply business under the Heat Supply Business Law;
(12) Recycling and treatment of industrial wastes and general wastes and the sale of recycled products;	(To be deleted)
(13) General security business;	(To be moved to item (23))

Existing Articles of Incorporation	Proposed amendment
(To be moved from item (18))	(16) Electric engineering business;
(14) Lease of cleaning tools and mats;	(To be moved to item (26))
(15) Manufacture and sale of fire extinguishers and fire extinguishing equipment;	(To be moved to item (25))
(To be moved from item (19))	(17) Sale, lease, installation, operation and maintenance of electrical machinery and equipment, water heaters, etc.;
(16) Warehousing business, general port transport business and private trucking business, as well as agency business relating thereto;	(To be moved to item (24))
(17) Lease and brokerage of automobiles, machinery and equipment;	(To be moved to item (21))
(To be moved from item (22))	(18) Sale and purchase of electricity, gas, petroleum, coal, rights to discharge greenhouse gases, etc.;
(18) Electric engineering business;	(To be moved to item (16))
(To be moved from item (21))	(19) Business of information processing and information services by utilizing computers;
(19) Sale, lease, installation, operation and maintenance of electrical machinery and equipment, water heaters, etc.;	(To be moved to item (17))
(To be moved from item (23))	(20) Sale and purchase of commodities utilizing networks, including the Internet, and design, development, operation and maintenance of such systems; and
(20) Heat supply business;	(To be moved to item (14))

Existing Articles of Incorporation	Proposed amendment
(To be moved from item (17))	(21) Lease and brokerage of automobiles, machinery and equipment;
(To be moved from item (7))	(22) Sale, purchase, lease and management of real estate;
(21) Business of information processing and information services by utilizing computers;	(To be moved to item (19))
(To be moved from item (13))	(23) General security business;
(To be moved from item (16))	(24) Warehousing business, motor trucking business and forwarding agency business;
(22) Sale and purchase of electricity, gas, petroleum, coal, rights to discharge greenhouse gases, etc.;	(To be moved to item (18))
(To be moved from item (15))	(25) Manufacture and sale of fire extinguishers and fire extinguishing equipment;
(To be moved from item (14))	(26) Lease and rent of cleaning tools and articles and sale of recycled products;
(23) Sale and purchase of commodities utilizing networks, including the Internet, and design, development, operation and maintenance of such systems;	(To be moved to item (20))
(To be moved from item (5))	(27) Restaurant business;
(To be newly established)	(28) Investigation, research and technical assistance relating to any of the foregoing items, and consulting business thereupon and brokerage and sale of technologies and know-how thereof; and
(24) Any and all businesses incidental to any of the foregoing items.	(29) Any and all businesses incidental to any of the foregoing items.

Existing Articles of Incorporation	Proposed amendment
Article 3. ~ Article 7. (Description omitted)	Article 3. ~ Article 7. (Same as existing)
(To be newly established)	(Additional purchase of less-than-one-unit shares)
	Article 8. Any shareholder (including beneficial shareholder; the same shall apply hereinafter) of the Company who holds less-than-one-unit shares shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares, in accordance as provided for in the Share Handling Regulations.
(Share Handling Regulations)	(Share Handling Regulations)
Article 8. The denominations of share certificates of the Company, registration of a transfer of shares, registration of a pledge, indication of trust property, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, purchase of less-than-one-unit shares and other handling of its shares, as well as the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 9. The denominations of share certificates of the Company, registration of a transfer of shares, registration of a pledge, indication of trust property, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, registration of loss of share certificates, purchase and additional purchase of less-than-one-unit shares and other handling of its shares, as well as the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
(Transfer agent)	(Transfer agent)
Article 9.1. (Description omitted)	Article 10.1. (Same as existing)
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.
3. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, preparation of the register of beneficial shareholders, receipt of notices of beneficial shareholders, purchase of less-than-one-unit	3. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of lose of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, non-possession of share certificates, notifications to be given by shareholders, reissue of share certificates, entries or recordation in the register of beneficial

Existing Articles of Incorporation	Proposed amendment
shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.	shareholders, purchase and additional purchase of less-than-one-unit shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.
(Closing of the register of shareholders)	(Closing of the register of shareholders)
Article 10.1. The Company shall suspend any alteration of entries in the register of shareholders from April 1 to April 30 of each year.	Article 11.1. The Company shall suspend any alteration of entries or records in the register of shareholders from April 1 to April 30 of each year.
2. In addition to the preceding paragraph, if need be to determine the persons entitled to exercise their rights as shareholders or registered pledgees, the Company may suspend any alteration of entries in the register of shareholders or fix a record date in accordance with the resolution of the Board of Directors.	2. In addition to the preceding paragraph, if need be to determine the persons entitled to exercise their rights as shareholders or registered pledgees, the Company may suspend any alteration of entries or records in the register of shareholders or fix a record date in accordance with the resolution of the Board of Directors.
(Time of convocation)	(Time of convocation)
Article 11.1 (Description omitted)	Article 12.1 (Same as existing)
2. The shareholders and the beneficial shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders mentioned in the preceding paragraph shall be the shareholders and the beneficial shareholders appearing in the final register of shareholders and the final register of beneficial shareholders, respectively, as of March 31 of each year.	2. The shareholders and the beneficial shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders mentioned in the preceding paragraph shall be the shareholders and the beneficial shareholders appearing or recorded in the final register of shareholders, as of March 31 of each year.
(Convener and chairman)	(Convener and chairman)
Article 12.1. (Description omitted)	Article 13.1. (Same as existing)
2. In case the President is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors.	2. In case the President is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors.

Existing Articles of Incorporation	Proposed amendment
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 13. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders and the beneficial shareholders present.	Article 14. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.
(To be newly established)	2. Notwithstanding the provision of the preceding paragraph, special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 14.1. Shareholders and beneficial shareholders may exercise their voting rights by proxy who shall be another shareholder or beneficial shareholder of the Company having voting rights.	Article 15.1. Shareholders may exercise their voting rights by proxy who shall be another shareholder of the Company having voting rights.
2. (Description omitted)	2. (Same as existing)
(Minutes)	(Minutes)
Article 15. The proceedings in outline and the resultant actions taken at each General Meeting of Shareholders shall be stated or recorded in minutes and the chairman and all the Directors present shall affix their names and seals or their electronic signatures thereto.	Article 16. The proceedings in outline and the resultant actions taken at each General Meeting of Shareholders shall be stated or recorded in minutes and the chairman and all the Directors present shall affix their names and seals or their electronic signatures thereto.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
Article 16. (Description omitted)	Article 17. (Same as existing)

Existing Articles of Incorporation	Proposed amendment
(Election of Directors) Article 17.1. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders and beneficial shareholders who hold one-third (1/3) or more of the number of voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders and beneficial shareholders so present. 2. (Description omitted) (Term of office of Directors) Article 18. (Description omitted) 2. The term of office of Directors elected to fill vacancies or to increase their number shall expire at such time as the term of office of the other Directors in office shall expire. (Remuneration and retirement gratuities of Directors) Article 19. Remuneration and retirement gratuities of Directors shall be determined by the General Meeting of Shareholders. (Convocation of meetings of the Board of Directors) Article 20. (Description omitted) 2. In case the President is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors. 3. (Description omitted) Article 21. (Description omitted)	(Election of Directors) Article 18.1. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders who hold one-third (1/3) or more of the number of voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders so present. 2. (Same as existing) (Term of office of Directors) Article 19. (Same as existing) 2. The term of office of Directors elected to fill vacancies or to increase their number shall expire at such time as the term of office of the other Directors in office shall expire. (Remuneration and retirement gratuities of Directors) Article 20. Remuneration and retirement gratuities of Directors shall be determined by the General Meeting of Shareholders. (Convocation of meetings of the Board of Directors) Article 21. (Same as existing) 2. In case the President is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors. 3. (Same as existing) Article 22. (Same as existing)

Existing Articles of Incorporation	Proposed amendment
(Minutes of meetings of the Board of Directors)	(Minutes of meetings of the Board of Directors)
Article 22. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be stated or recorded in minutes and all the Directors and Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.	Article 23. The proceedings in outline and the resultant actions taken at each meeting of the Board of Directors shall be stated or recorded in minutes and all the Directors and Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.
(Regulations of the Board of Directors)	(Regulations of the Board of Directors)
Article 23. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 24. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.
(Representative Directors and Directors with specific titles)	(Representative Directors and Directors with specific titles)
Article 24.1. (Description omitted)	Article 25.1. (Same as existing)
2. By its resolution, the Board of Directors shall appoint one (1) President and as the necessity arises, may appoint one (1) Chairman of the Board, one (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors from among their number.	2. By its resolution, the Board of Directors shall appoint one (1) President and as the necessity arises, may appoint one (1) Chairman of the Board, one (1) or more Executive Vice Presidents, Senior Managing Directors and Managing Directors from among their number.
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
Article 25. (Description omitted)	Article 26. (Same as existing)
(Election of Statutory Auditors)	(Election of Statutory Auditors)
Article 26. Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders at which shareholders and beneficial shareholders who hold one-third (1/3) or more of the number of voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders and beneficial shareholders so present.	Article 27. Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders at which shareholders who hold one-third (1/3) or more of the number of voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders so present.
Article 27. ~ Article 30. (Description omitted)	Article 28. ~ Article 31. (Same as existing)

Existing Articles of Incorporation	Proposed amendment
(Minutes of meetings of the Board of Statutory Auditors)	(Minutes of meetings of the Board of Statutory Auditors)
Article 31. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be stated or recorded in minutes and all the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.	Article 32. The proceedings in outline and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be stated or recorded in minutes and all the Statutory Auditors present shall affix their names and seals or their electronic signatures thereto.
(Regulations of the Board of Statutory Auditors)	(Regulations of the Board of Statutory Auditors)
Article 32. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters relating to the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors.	Article 33. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, all matters relating to the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors.
(Remuneration and retirement gratuities of Statutory Auditors)	(Remuneration and retirement gratuities of Statutory Auditors)
Article 33. Remuneration and retirement gratuities of Statutory Auditors shall be determined by the General Meeting of Shareholders.	Article 34. Remuneration and retirement gratuities of Statutory Auditors shall be determined by the General Meeting of Shareholders.
Article 34. (Description omitted)	Article 35. (Same as existing)
(Dividends)	(Dividends)
Article 35. Dividends shall be paid to the shareholders and the beneficial shareholders or the registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders, respectively, as of the date of closing of accounts for each business year.	Article 36. Dividends shall be paid to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of the date of closing of accounts for each business year.
(Interim dividends)	(Interim dividends)
Article 36. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders and the beneficial shareholders or the registered pledgees appearing or recorded in the final register of shareholders and the final register of	Article 37. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Article 293-5 of the Commercial Code of Japan ("interim dividends") to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders, as of September 30 of each year.

Existing Articles of Incorporation	Proposed amendment
beneficial shareholders, respectively, as of September 30 of each year.	
(Period of limitations on dividends)	(Period of limitations on dividends)
Article 37.1. The Company shall be relieved of the obligation to pay any dividend or interim dividend which remains unreceived upon expiration of three (3) full years from the day on which such any dividend or interim dividend became due and payable.	Article 38.1. The Company shall be relieved of the obligation to pay any dividend or interim dividend which remains unreceived upon expiration of three (3) full years from the day on which such any dividend or interim dividend became due and payable.
2. Dividends and interim dividends shall bear no interest.	2. Dividends and interim dividends shall bear no interest.

Proposition No. 4: Election of 11 Directors

The term of office of all the (12) Directors currently in office will expire at the close of the Ordinary General Meeting of Shareholders to be convened hereby. It is therefore proposed that eleven (11) Directors be elected.

The candidates for Directors are as follows:

No.	Name (Date of birth)	Number of shares of the Company held by Candidate
1.	Shin-ichi Munemasa (December 16, 1949)	6,225,609 shares
2.	Iwao Yanai (April 7, 1954)	24,825 shares
3.	Masayoshi Tatsukawa (March 8, 1942)	9,600 shares
4.	Kazunobu Zaitsu (March 14, 1959)	24,225 shares
5.	Yoshiyuki Maeda (July 15, 1949)	21,700 shares
6.	Kozo Inoue (April 23, 1956)	10,300 shares
7.	Koji Umeda (October 28, 1965)	17,580 shares
8.	Keiji Murakami (November 23, 1937)	8,000 shares
9.	Shigeaki Shigeta (October 31, 1949)	12,500 shares
10.	Seiichi Marumoto (March 28, 1948)	1,500 shares
11.	Yoshikazu Namagaki (August 26, 1936)	0 share

- - - - -

(Note) There is no special interest between each of the candidates and the Company.

Proposition No. 5: Election of four Statutory Auditors

The term of office of all the (4) Statutory Auditors currently in office will expire at the close of the Ordinary General Meeting of Shareholders to be convened hereby. It is therefore proposed that four (4) Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as follows:

No.	Name (Date of birth)	Number of shares of the Company held by Candidate
1.	Masaki Fukuzawa (June 20, 1936)	2,700 shares
2.	Shigeo Oba (February 16, 1933)	4,350 shares
3.	Genichiro Yasui (August 17, 1941)	10,000 shares
4.	Takao Komori (September 15, 1934)	0 share

\- - - - -

(Notes)

1. There is no relation of special interest between each of the candidates and the Company.

2. Messrs. Genichiro Yasui and Takao Komori are candidates for external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

Proposition No. 6: Granting of retirement gratuities to the retiring Director

It is proposed that retirement gratuities be granted to Director Mr. Kazuhiko Furukawa who will retire upon the expiration of the term of office at the close of the Ordinary General Meeting of Shareholders to be convened hereby, in appreciation of services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

Proposition No. 7: Issuance of new share subscription rights as stock options

It is hereby proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the Company issue new share subscription rights to parties other than shareholders as stock options due to the following reason, in the manner as outlined below:

1. Reason for the necessity of the issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions:

To afford incentives to and raise the morale of the directors and employees of the

Company and its subsidiaries to contribute to achieving much improved results, as well as raise consciousness of the Statutory Auditors of the Company to engage in audit duties.

2. Qualified grantees of new share subscription rights:

Directors, Statutory Auditors and employees of the Company and directors and employees of its subsidiaries.

3. Outline of the issuance of new share subscription rights:

(1) Class of shares to be issued upon exercise of new share subscription rights:

Shares of common stock of the Company.

(2) Number of shares to be issued upon exercise of new share subscription rights:

Not exceeding the total of 2,600,000 shares (Number of shares to be issued upon exercise of a new share subscription right: 100 shares).

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued upon exercise of the new share subscription rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that the Company enters into a merger or consolidation with another company and the new share subscription rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the number of shares in respect of which the said new share subscription rights shall be exercised.

(3) Total number of new share subscription rights to be issued:

Not exceeding the total of 26,000 rights.

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

The paid-in amount per share of common stock of the Company upon exercise of a new share subscription right shall be the higher of (i) the average of the closing prices of the Company's shares of common stock on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the new share subscription rights shall be issued (with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen) and (ii) the closing price on the business day immediately preceding the day on which the new share subscription rights shall be issued (or if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company enters into a merger or consolidation with another company and the new share subscription rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the said paid-in amount.

(6) New share subscription right exercise period:

From July 1, 2005 to June 29, 2007.

(7) Terms and conditions of the exercise of new share subscription rights:

(i) Any grantee of new share subscription rights shall remain in office as director, statutory auditor or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement or any other good reason.

(ii) No heir to any grantee of new share subscription rights may exercise his/her rights.

(iii) Any other term and condition shall be determined by resolution of the Board of Directors.

(8) Events and conditions to cancel new share subscription rights:

(i) In the event that a proposition for the approval of a merger agreement under

which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

(ii) In the event that any grantee of new share subscription rights ceases to meet the conditions to exercise his/her new share subscription rights, the Company may cancel the relevant new share subscription rights without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(10) Other detailed terms and conditions:

Any other detailed term and condition relating to the new share subscription rights shall be determined by resolution of the Board of Directors.

- END -

FILE No. 82-5023

(Translation)

June 27, 2003

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 25th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as follows:

Yours very truly,

Shin-ichi Munemasa
President and Representative Director

SANIX INCORPORATED
1-23, Hakata-eki Higashi 2-chome,
Hakata-ku, Fukuoka-shi

Description

Matters for reporting:

Report of the business report, balance sheet and statement of income for the 25th business year (from April 1, 2002 to March 31, 2003).

The particulars of the above accounting documents were reported to the meeting.

Matters for resolution:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 25th business year

The proposition was approved and adopted as proposed. The dividend for the year was determined as ¥10 per share.

Proposition No. 2: Acquisition by the Company of its own shares

The proposition was approved and adopted that the Company be authorized to acquire

its shares of common stock, not exceeding 1,000,000 shares, for the aggregate acquisition prices not exceeding ¥1 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders.

Proposition No. 3: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 4: Election of 11 Directors

The proposition was approved and adopted as proposed. Messrs. Shinichi Nunemasa, Iwao Yanai, Masayoshi Tatsukawa, Kazunobu Zaitsu, Yoshiyuki Maeda, Kozo Inoue, Koji Umeda, Keiji Murakami, Shigeaki Shigeta, Seiichi Marumoto and Yoshikazu Ikegaki, 11 in all, were re-elected as Directors and assumed office.

Proposition No. 5: Election of four Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Masaki Fukuzawa, Shigeo Ohba, Genichiro Yasui and Takao Komori, four in all, were re-elected as Statutory Auditors and assumed office.

Proposition No. 6: Granting of retirement gratuities to the retired Director

The proposition was approved and adopted that retirement gratuities be granted to Messrs. Kazuhiko Furukawa who retired upon the expiration of the term of office at the close of the Ordinary General Meeting of Shareholders, in appreciation of services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

Proposition No. 7: Issuance of new share subscription rights as stock options

The proposition was approved and adopted as proposed.

- END -